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                     [Letterhead of Goldman, Sachs & Co.]

PERSONAL AND CONFIDENTIAL
                                                           Exhibit 34

November 21, 1994


Board of Directors
Reliance Electric Company
6065 Parkland Boulevard
Cleveland, OH 44124

Gentlemen:

You have requested our opinion as to the fairness to the holders of the outstanding shares of Class A common stock, par value $.01 per share (the
"Class A Common Stock"), Class B common stock, par value $.01 per share (the "Class B Common Stock"), and Class C common stock, par value $.01 per share (the "Class C Common Stock", and together with the Class A Common Stock and Class B Common Stock, collectively, the "Shares"), of Reliance Electric Company (the "Company") of the Consideration (as defined below) to be received by such holders pursuant to the Agreement and Plan of Merger dated as of November 21, 1994 by and among the Company, ROK Acquisition Corporation and Rockwell International Corporation (together, "Rockwell") (the "Agreement"). Pursuant to the Agreement, Rockwell will amend its tender offer (the "Offer") to provide for the purchase of all outstanding Shares for a cash price per share of $31.00 with respect to each of the Class A Common Stock and Class B Common Stock and a cash price per share of $83.948 with respect to the Class C Common Stock (collectively, the "Consideration") and, following the Offer, complete a merger in which Shares not purchased pursuant to the Offer will receive an amount of cash per share equal to the price paid for such Shares in the Offer.

Goldman, Sachs & Co., as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We are familiar with the Company having provided certain investment banking services to the Company from time to time, including (i) acting as financial advisor with respect to the potential sale of the Company in 1991, (ii) acting as managing underwriter of the initial public offering of Class A Common Stock in May 1992, (iii) acting as managing underwriter of a public offering of 6.80% Notes in April 1993 and (iv) acting as its financial advisor in connection with, and having participated in certain of the negotiations leading to, the recently terminated agreement contemplating a strategic business combination with General Signal Corporation and the Agreement. We have also from time to time provided investment banking services to Rockwell and may do so in the future.

In connection with this opinion, we have received, among other things, the Agreement; Rockwell's Offer to Purchase, dated October 21, 1994; Annual Reports to Stockholders and Annual Reports on Form 10-K of the Company for the two years ended December 31, 1993; certain interim reports to

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Reliance Electric Company
November 21, 1994
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stockholders and Quarterly Reports on Form 10-Q; and certain other communications from the Company to its stockholders prepared by its management. We also have held discussions with members of the senior managements of the Company regarding its past and current business operations, financial condition and future prospects. In addition, we have reviewed the reported price and trading activity for the Class A Common Stock, compared certain financial and stock market information for the Company, with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations and performed such other studies and analyses as we considered appropriate. In our analysis, we have assumed that each share of Class B Common Stock is the equivalent of one share of Class A Common Stock and each share of Class C Common Stock is the equivalent of 2.708 shares of Class A Common Stock, based upon the rates at which such shares, by their terms, may be converted by the holders into shares of Class A Common Stock in connection with certain transfers of such shares, including the merger contemplated by the Agreement, and the rates at which they share in distributions to holders of all classes of Shares.

We have relied without independent verification upon the accuracy and completeness of all of the financial and other information reviewed by us for purposes of this opinion. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities of the Company or any of its subsidiaries and we have not been furnished with any such evaluations or appraisals.

Based upon and subject to the foregoing and based upon such other matters as we considered relevant, it is our opinion that as of the date hereof the Consideration to be received by the holders of Shares pursuant to the Agreement is fair to such holders.


Very truly yours,

/s/ Goldman, Sachs & Co.

GOLDMAN, SACHS & CO.